LEXARIA CORP.

Suite 950, 1130 West Pender Street
Vancouver, BC, V6E 4A4

May 30, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	H. Roger Schwall
Assistant Director

Dear Sirs:

Re:	Lexaria Corp. ("the Company")
Amendment No. 1 to Registration Statement on Form S-1
Filed March 15, 2012
File No. 333-180125

We are the solicitors for the Company. We refer to your letter of March 30, 2012 addressed to the Company with your comments on the Company's Form S-1 Registration Statement. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Registration Statement on Form S-1

1.

We note your statements under “Explanatory Note” indicates that this registration statement registers the sale of units, common shares and common shares underlying warrants that were previously registered by your registration statement filed on July 21, 2011 (File No. 333-175689), which became effective on August 4, 2011. We further note that such prior registration statement was not withdrawn and that the units, common shares and common shares underlying warrants covered by the registration statement were not removed from registration by means of a post-effective amendment. Please provide the basis for neither withdrawing your prior registration statement nor filing a post-effective amendment removing from registration such units, common shares and common shares underlying warrants. In this regard, we note the undertaking set forth in Item 512(a)(3) of Regulation S-K and on page 73 of your prior registration statement. In your response, please address (i) whether you have completed any sales of such units, common shares or common shares underlying warrants covered by your prior registration statement and (ii) any nexus between the offerings contemplated by your current registration statement and your prior registration statement.

Response: We have withdrawn our registration statement (File No. 333-175689) filed on July 21, 2011. We did not sell any securities registered by this prior registration statement. We had intended to conduct an offering of our securities in the US and Canada. We have since decided to terminate the Canadian offering and offer the securities only in the US and only as a direct offering by the Company, with no agent involvement. The securities being offered by this registration statement are similar to the prior registration statement, except that we have adjusted the price of the unit and the warrant. The selling shareholder securities remain unchanged.

2.

We note that the offering period will be 60 days, which may be extended an additional 120 days by management. Please confirm that you will remove from registration by means of a post- effective amendment any of the securities being registered which remain unsold at the termination of the offering. See Item 512(a)(3) of Regulation S-K.

Response: We confirm that we will remove from registration by means of a post- effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Yours truly,

LEXARIA CORP.

Per: /s/ Christopher Bunka
Christopher Bunka, President, CEO